

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Drew Wilkerson
Chief Executive Officer
RXO, LLC
Five American Lane
Greenwich, CT 06831

> **Re: RXO, LLC**
> **Amendment No. 1 to Draft Registration Statement on Form 10-12B**
> **Submitted July 12, 2022**
> **CIK No. 0001929561**

Dear Mr. Wilkerson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10

Conditions to the Distribution, page 51

1. We note your response to prior comment 4. Please disclose whether as of the date of the information statement the XPO board has any current intention to waive any material conditions, including the condition requiring "the receipt by XPO and continuing validity of an opinion of its outside counsel, satisfactory to the XPO board of directors, regarding the qualification of the distribution, together with certain related transactions, as a 'reorganization'" for purposes of the Code.

Combined Summary Financial Results for the Three Months Ended March 31, 2022 and 2021 , page 76

2. You state in your response to comment 10 that your CODM evaluates certain key sales metrics of each of the Company's operating segments. Revise to discuss, quantify and

       analyze trends in these key sales metrics or tell us why this information would not be useful to investors.

3.   Revise your disclosure to quantify the effects of changes in volume and price on revenues for each of your brokerage services. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Material U.S. Federal Income Tax Consequences, page 108

4.   Please revise to clarify whether statements (other than facts) in this section constitute the opinion of counsel regarding the expected tax consequences. For example, you state that counsel will provide an opinion that the distribution and related transactions will qualify as a reorganization. Also, you list the anticipated consequences of the distribution if it is tax-free, without clarifying whether counsel (1) is of the opinion that it will in fact be tax-free, (2) will be providing an opinion to that effect as part of its opinion regarding qualification as a reorganization, and (3) is responsible for the statement of the listed consequences in this section which presumably result from such a conclusion/opinion.

5.   You disclose at page 110 that the failure of the distribution to qualify for tax-free treatment could result in XPO, RXO, and XPO stockholders being "subject to significant U.S. federal income tax liability." You add that "XPO stockholders who receive shares of RXO common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares." In light of those statements, it appears that the waiver of the related condition regarding an opinion of counsel as to the tax-free nature of the distribution likely would be found to be material to stockholders. Accordingly, please revise your statement at page 52 that the XPO board "might consider" such a waiver material. Also clearly indicate whether you would provide the referenced notice to stockholders in the event of such a waiver, or explain in necessary detail why you believe the materiality would be uncertain in these circumstances.

Notes to Combined Financial Statements
2. Basis of Presentation and Significant Accounting Policies
Segment Reporting , page F-12

6.   We have read your response to comment 10. To help us understand how you met the criteria for aggregation of your operating segments into one reportable segment within ASC 280-10-50-11, please address the following:

    •   You describe revenues as a key metric in XPO's investor presentation related to the spinoff transaction in May 2022. Tell us why you believe the economic characteristics are similar for your operating segments when truck brokerage and global forwarding revenues have more than doubled since 2019, managed transportation revenues have declined since 2019 and last mile logistics revenues have increased moderately. In addition, tell us how foreign currency exchange rates affect the economic returns of the global forwarding operating segment. Refer

to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C;
- You also describe operating income as a key metric and margin defined as revenue less costs of transportation and services exclusive of depreciation and amortization in the investor presentation in May 2022. Tell us how you considered operating income and margin in your assessment of similar economic environments for your operating segments; and
- Tell us whether the foreign regulatory environments you operate in for the global forwarding operating segment are similar to other regulatory environments. Refer to ASC 280-10-50-11e.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Huntington